CE FRANKLIN LTD.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of CE FRANKLIN LTD. (the "Corporation" or "CE Franklin") will be held in the President’s Room at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, on Wednesday, the 2nd day of May, 2007, at 2:30 p.m. (Calgary time) for the following purposes:

1.

To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2006 and the report of the auditors thereon;

2.

To elect directors of the Corporation for the ensuing year;

3.

To appoint auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors;

4.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted are requested to date and sign the enclosed form of proxy, and to return it in the self-addressed envelope provided, to Computershare Trust Company of Canada, 600, 530-8th Ave. S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the day of the Meeting, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, otherwise the instrument of proxy will be invalid.  An Information Circular and a copy of the Annual Report accompany this notice.  The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED at the City of Calgary, in the Province of Alberta this 30th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"signed"

Michael S. West

Chairman, President and Chief Executive Officer